希 慎 興 業 有 限 公 司
Hysan Development Company Limited

 **Hysan 希慎**



Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : kevin.chan@hysan.com.hk

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777   Fax: (852) 2577 5153
www.hysan.com.hk

Our Ref : SEC/KCH/USSEC/L191-05cin
Your Ref :

6 September 2005

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the Circular in relation to an option to receive shares in lieu of cash interim dividend for the six months ended 30 June 2005 for your kind attention and record.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Kevin Chan
Deputy Company Secretary

Enc.

If you are in doubt about this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited (the "Company"), you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

This circular includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hysan 希慎

Hysan Development Company Limited
希 慎 興 業 有 限 公 司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Managing Director
Michael Tze Hau LEE

Independent non-executive Directors
Per JORGENSEN
David Muir TURNBULL
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Fa-kuang HU
Hans Michael JEBSEN
Anthony Hsien Pin LEE
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Pauline Wah Ling YU WONG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong



6 September 2005

Dear Shareholder(s),

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2005
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

On 9 August 2005, the Board of Directors of the Company has declared an interim dividend for the six months ended 30 June 2005 of HK10 cents per ordinary share ("Share(s)") in the capital of the Company.

Hysan 希慎

Hysan Development Company Limited
希 慎 興 業 有 限 公 司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Managing Director
Michael Tze Hau LEE

Independent non-executive Directors
Per JORGENSEN
David Muir TURNBULL
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Fa-kuang HU
Hans Michael JEBSEN
Anthony Hsien Pin LEE
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Pauline Wah Ling YU WONG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong



6 September 2005

Dear Shareholder(s),

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2005
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

On 9 August 2005, the Board of Directors of the Company has declared an interim dividend for the six months ended 30 June 2005 of HK10 cents per ordinary share ("Share(s)") in the capital of the Company.

The interim dividend is payable in cash with a scrip dividend alternative (the "Scrip Dividend") to shareholders whose names appeared on the Register of Members on 30 August 2005 (the "Record Date"). The latest time for submission of transfer forms to qualify for the interim dividend was 4:00 p.m. on Thursday, 25 August 2005. Brief details of the Scrip Dividend arrangement were announced on 30 August 2005.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i)   a cash dividend of HK10 cents; or

(ii) an allotment of new Shares ("New Shares") credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below) equal to the dividend of HK10 cents which the shareholder would otherwise receive in cash; or

(iii) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$19.19. This was the average of the closing prices of the Shares on the Stock Exchange for the five consecutive Stock Exchange dealing days commencing on 24 August 2005, the first day the Shares traded ex dividend.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 30 August 2005 x HK10 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$19.19)}} = \frac{\text{Maximum number of New Shares}}{\text{(rounded down to the nearest whole number)}}$$

Fractions of New Shares under choices (ii) and (iii) above will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about 30 September 2005. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the six months ended 30 June 2005.

Subject to the granting of approval for listing of and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement

of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in on the Stock Exchange. Certain US$ denominated Guaranteed Notes due 2012 issued by a Group subsidiary that are guaranteed by the Company are listed on the Luxemburg Stock Exchange. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in on any other stock exchange nor is listing of or permission to deal in on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the interim dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the Share Registrars and Transfer office of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong ("the Registrars") so as to arrive no later than 4:00 p.m. on Monday, 26 September 2005. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the interim dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election. Such election or a notice not to be sent forms of election may be revoked at any time by giving seven days' notice in writing to the Registrars. Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

Shareholders with registered addresses in the United States of America or any its territories or possessions or Canada will be excluded from receiving the form of election and will only receive the interim dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Listing Rules. Save for shareholders of these jurisdictions, all shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the interim dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of

election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

2005

Shares quoted ex-dividend . . . . Wednesday, 24 August

Latest time for submission of transfer forms
    to qualify for the interim dividend . . . . 4:00 p.m. on Thursday, 25 August

Book closing dates . . . . Friday, 26 August to Tuesday, 30 August

Record date for the interim dividend . . . . Tuesday, 30 August

Final date for receipt of forms of election
    by the Registrars . . . . 4:00 p.m. on Monday, 26 September

Payment date for dividend warrants and
    certificates for New Shares mailed . . . . on or about Friday, 30 September

Expected first day of dealings in
    New Shares in Hong Kong . . . . on or about Friday, 30 September
(subject to the proper receipt of share certificates for
the New Shares by the relevant shareholders of the Company)

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEME

The Directors have been advised that in accordance with the terms of the Share Option Scheme adopted by the Company on 10 May 2005, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the Share Option Scheme.

Yours faithfully,
Peter T.C. Lee
Chairman

括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人仕，亦必須遵守在香港以外地區轉售股票時所遇到之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對　閣下有利，乃視乎　閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。　閣下如有任何疑問，應諮詢　閣下之專業顧問。

身為信託人之股東應諮詢專業顧問之意見，根據有關信託契約內之條款，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

2005年

股份除息報價	8月24日（星期三）
最遲呈交股份過戶表格以收取 　中期股息之時間	8月25日（星期四）下午4時正
暫停辦理股份過戶登記日期	8月26日（星期五）至8月30日（星期二）
中期股息記錄日期	8月30日（星期二）
股份過戶登記處最後收回 　選擇表格之日期	9月26日（星期一）下午4時正
寄發股息單及新股股票之日期	約於9月30日（星期五）
預計新股在香港首日買賣之日期	約於9月30日（星期五） （當本公司有關之股東收妥新股股票後開始）

調整購股權計劃之認購價

根據董事會所獲提供之意見，依據2005年5月10日本公司採納購股權計劃之條款，以股代息將不會導致按購股權計劃授予可行使購股權所涉及之認購價作出任何調整。

此致

列位股東　台照

主席
利定昌
謹啟

2005年9月6日

參與者之間的交易須於交易日後第2個營業日於中央結算系統內進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其註冊證券商或其他專業顧問諮詢意見。

本公司之股份在聯交所上市及買賣。若干由本集團附屬公司發行並由本公司提供擔保於2012年到期之美元票據則在盧森堡證券交易所上市。除披露者外，本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上1份選擇表格，以供股東就收取中期股息選擇收取全部新股或部份現金及部份新股，或作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於2005年9月26日（星期一）下午4時正前交回本公司之股份過戶登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下（「股份過戶登記處」）。交回之選擇表格將不會獲發收據。

閣下如欲以現金方式收取全部中期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等當日所持之所有股份選擇以新股代息。

選擇收取新股代替全部中期股息，及選擇就將來以現金派發股息（並附有以股代息選擇時）全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。股東可隨時向股份過戶登記處給予7日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會股份過戶登記處將是項選擇或通知撤銷。

海外股東

凡註冊地址乃在美國或其任何領土或屬土或加拿大之股東均不獲寄予選擇表格，並將以現金方式收取是次派發之中期股息。董事已取得該等司法地區的法律意見，經考慮後認為此舉是有必要及適宜，並已符合上市規則第13.36(2)條之規定。所有身居香港以外之股東（該等司法地區之股東除外）應諮詢其專業顧問以確定他們是否准許以股代息之方式收取中期股息或是否需要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人仕如欲根據以股代息計劃收取新股，須自行承擔責任，以遵守有關司法地區之法律規定，包

中期股息將以現金派發並附有以股代息選擇（「以股代息」）予於2005年8月30日（「記錄日期」）登記於股東名冊上各股東。如欲收取中期股息，股份過戶表格最遲須於2005年8月25日（星期四）下午4時前呈交。有關以股代息安排之概要已載於2005年8月30日之公告內。

本通函旨在說明有關以股代息之程序。

計劃之詳情

有關股東現時持有之每股股份可作如下選擇：

(i)　　收取現金股息10港仙；或

(ii)　　獲配發市值（按下文所載定義）相等於該股東原應以現金收取之股息10港仙，並入帳列為已繳足股款新股份（「新股」）（對零碎股份之調整除外）；或

(iii)　　收取部份現金及部份新股。

選擇收取代息股份之股東可獲配發之新股數目計算方式是將股東原本應收取之現金股息總額除以19.19港元之市值。市值乃指股份由2005年8月24日（此等股份除息交易之首天）起5個連續交易日在聯交所之平均收市價。

計算應收新股的公式如下：

於2005年8月30日持有股份數目 × 10港仙 ＝ 最高股息額

$$\frac{最高股息額}{市值（19.19港元）} = \begin{array}{c} 新股最高數目 \\ （向下調整至最近之整數） \end{array}$$

如選擇上述(ii)及(iii)項之股東，將不會獲配發零碎新股，應付之新股將向下調整至最近之整數，零碎股份將彙集並出售，而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票（倘新股之上市申請獲得批准）約於2005年9月30日寄予各股東，如有郵誤，由股東自行負責。新股將與現已發行之股份享有各方面同等權益，惟不獲發截至2005年6月30日止6個月之中期股息。

倘新股獲得聯交所批准上市及買賣，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統（「中央結算系統」）內寄存、結算及交收。聯交所

閣下如對本通函有任何疑問,應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司(「本公司」)股份售出或轉讓,應立即將本通函及隨附的選擇表格交予買主或承讓人,或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商,以便轉交買主或承讓人。

本通函的資料乃遵照香港聯合交易所有限公司證券上市規則(「上市規則」)而刊載,旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全部責任,並在作出一切合理查詢後,確認就彼等所知及所信,本通函並無遺漏任何其他重大事實,足以令本通函所載任何內容產生誤導。

香港聯合交易所有限公司(「聯交所」)對本通函的內容概不負責,對其準確性或完整性亦不發表任何聲明,並明確表示,概不對因本通函全部或任何部份內容而產生或因倚賴該等內容引致的任何損失承擔任何責任。

Hysan 希慎
Hysan Development Company Limited
希 慎 興 業 有 限 公 司
(根據香港公司條例第32章註冊成立之有限公司)
(證券代號:00014)

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

董事總經理
利子厚

獨立非執行董事
Per JORGENSEN
唐寶麟
葉謀遵博士

非執行董事
胡法光
Hans Michael JEBSEN
利憲彬
利乾
利德蓉醫生

執行董事
黃于華玲

註冊辦事處:
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者:

截至2005年6月30日止6個月之中期股息
選擇收取股份以代替現金股息

緒言

　　本公司之董事會於2005年8月9日宣佈派發截至2005年6月30日止6個月之中期股息每股本公司普通股股份(「股份」)10港仙。